Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated March 13, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal for Shares and Letter of Transmittal for Restricted Shares (each as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Offeror (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by UBS Securities LLC (the “Dealer Manager”), or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including any Associated Rights)

of

Great Wolf Resorts, Inc.

at

$5.00 NET PER SHARE

by

K-9 Acquisition, Inc.

a wholly-owned subsidiary of

K-9 Holdings, Inc.

K-9 Acquisition, Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock (including restricted shares), par value $0.01 per share, of Great Wolf Resorts, Inc., a Delaware corporation (the “Common Stock” and Great Wolf Resorts, Inc., the “Company”), including any associated rights (“Rights”) issued pursuant to the Rights Agreement, dated March 12, 2012, between the Company and Registrar and Transfer Company, as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”), at a price of $5.00 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to deduction for any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the letter of transmittal for shares enclosed with the Offer to Purchase (the “Letter of Transmittal for Shares,” which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare, the depositary for the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, except as set forth in the Letter of Transmittal for Shares, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Offeror will pay all charges and expenses of the Depositary, MacKenzie Partners, Inc., which is acting as the information agent (the “Information Agent”), and the Dealer Manager, incurred in connection with the Offer. Following the consummation of the Offer, the Offeror intends to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME,

ON TUESDAY, APRIL 10, 2012 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012 (the “Merger Agreement”), by and among Parent, the Offeror and the Company. The Merger Agreement provides, among other things, the Offeror will make the Offer and, after the purchase of Shares pursuant to the Offer and subject to the satisfaction or waiver of each of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (“DGCL”), the Offeror will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Parent, the Offeror or the Company, or any direct or indirect wholly-owned subsidiary of the Company or any other subsidiary of Parent, all of which will be cancelled, and other than shares of Common Stock that are held by stockholders, if any, who properly perfect their dissenters’ rights under the DGCL), will be cancelled and converted into the right to receive the Offer Price, without interest and subject to deduction for any applicable withholding taxes. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. As a result of the Merger, the Company will cease to be a publicly traded company and will become a direct wholly-owned subsidiary of Parent. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement and Other Agreements” – of the Offer to Purchase.

The Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the Offer (the latest time and date on which the Offer expires, as it may be extended by the Offeror in accordance with the Merger Agreement, the “Expiration Time”) a number of shares of Common Stock that represents at least a majority of the then outstanding shares of Common Stock on a fully diluted basis on the date of purchase (the “Minimum Condition”). The Offer is also subject to certain other conditions contained in the Offer to Purchase. See Section 14 of the Offer to Purchase – “Certain Conditions of the Offer” – which sets forth in full the conditions to the Offer. Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), the Offeror has expressly reserved the right, in its sole discretion, to waive any of the conditions to consummate the Offer, in whole or in part, without the consent of the Company, except that (pursuant to the Merger Agreement) the Offeror cannot, without the Company’s consent (a) reduce the Offer Price (except for certain equitable adjustments in connection with certain changes in the Company’s outstanding capital stock, on a fully diluted basis), (b) change the form of consideration payable in the Offer (other than by adding consideration), (c) reduce the number of Shares subject to the Offer; (d) waive or change the Minimum Condition, (e) add to, or impose conditions on the Offer other than, the conditions to consummate the Offer, (f) extend the expiration of the Offer except (i) as required or permitted by the Merger Agreement, (ii) as required by applicable law, or (iii) in connection with an increase in the Offer Price; or (g) modify any condition to consummate the Offer or any term of the Offer set forth in the Merger Agreement in a manner (i) adverse to the holders of Shares, or (ii) that would, individually or in the aggregate, reasonably be expected to (x) prevent or materially delay the consummation of the Offer or (y) prevent, materially delay or impair the ability of Parent or the Offeror to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

The purpose of the Offer is for Parent, through the Offeror, to acquire a majority voting interest in the Company as the first step in acquiring the entire equity interest in the Company. Following the consummation of the Offer, the Offeror intends to effect the Merger.

The board of directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, including the Offer, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, (iii) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company, and (iv) resolved and agreed to recommend to the stockholders of the Company that they accept the Offer, tender their shares of Common Stock into the Offer and, to the extent required by applicable law, vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby including the Merger and the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC, the Offeror may, and in certain instances is required to, extend the Offer at any time and from time to time. Under the terms of the Merger Agreement, without the consent of the Company (but in each case, in accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC): (a) the Offeror must extend the Offer for a period of between five and ten business days (the length of such period to be determined in the Offeror’s sole discretion, subject to applicable law) if, at any scheduled expiration of the Offer, any of the conditions to the Offeror’s obligation to accept the Shares for payment has not been satisfied or waived (in accordance with the Merger Agreement); provided that the Offeror is not permitted to extend the Offer beyond July 10, 2012 (the “Termination Date”); (b) the Offeror must extend the Offer for the minimum period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Offer; provided that the Offeror is not permitted to extend the Offer beyond Termination Date; and (c) to the extent the Holding Partnership COC Offer (as defined in the Introduction to the Offer to Purchase) has not been terminated and the Delaying Condition (as defined in Section 14 – “Certain Conditions to the Offer” – of the Offer to Purchase) shall not have been satisfied or waived, the Offeror must extend the Offer such that the new Expiration Time for the Offer is the same as the scheduled expiration time for the Holding Partnership COC Offer; provided that in this case the Offeror is not permitted to extend the Offer beyond the date that is five business days prior to the Termination Date. In addition, under the terms of the Merger Agreement, without the consent of the Company: (a) regardless of whether the other conditions to the Offer have been satisfied, the Offeror may extend the Offer for a period of up to ten business days if the Company receives certain alternative acquisition proposals or takes certain actions in support of an alternative transaction; and (b) to the extent the change of control offer for the 10.875% First Mortgage Notes due 2017, issued by GWR Operating Partnership, L.L.L.P. and Great Wolf Finance Corp. has not been terminated and the issuers of such notes have not received the Required Notes Consent and Parent is unable to obtain funds pursuant to the Forward Purchase Commitment Letter, the Offeror may extend the Offer on one or more occasions for a period of between five and ten business days (the length of such period to be determined in the Offeror’s sole discretion, subject to applicable law; provided that such extension does not extend beyond the Termination Date). As noted above, the Offeror will not be permitted to extend the Offer beyond the Termination Date, and the Offeror may instead terminate the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time or the previously scheduled termination of any subsequent offering period, as applicable, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The procedures for guaranteed delivery described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” – of the Offer to Purchase may not be used during any subsequent offering period.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Offeror gives oral or written notice to the Depositary, as agent for the tendering stockholders, of the Offeror’s acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting such payment to tendering stockholders. However, stockholders tendering restricted Common Shares subject to vesting requirements (“Restricted Shares”) will be required to utilize a letter of transmittal for restricted shares (the “Letter of Transmittal for Restricted Shares,” and each of the Letter of Transmittal for Shares and the Letter of Transmittal for Restricted Shares, a “Letter of Transmittal”). The Letter of Transmittal for Restricted Shares will instruct the Depositary to transmit the Offer Price payable in respect of tendered Restricted Shares to the Company. The Company will then distribute such funds through its payroll system, reduced by the amount of any applicable income and employment tax withholding due and not previous withheld with respect to the vesting of such Restricted Shares. Under no circumstances will interest on the purchase price of Shares be paid by the Offeror, regardless of any extension of the Offer or any delay in making any payment. Payment for Shares, and, if certificates have been issued in respect of Rights prior to the Expiration Time, certificates representing the associated Rights tendered and accepted for payment pursuant to the Offer, will be made only after the timely receipt by the Depositary of (a) if Shares to be tendered are certificated, certificates evidencing such Shares or Rights or, if Shares to be tendered are held in book-entry form through The Depository Trust Company (the “Book-Entry Transfer Facility”), timely confirmation of a book-entry transfer of such Shares or Rights into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in the Offer to Purchase, (b) the appropriate Letter of Transmittal, properly completed and duly executed (or manually signed facsimile thereof) with all required signature guarantees or, in the case of book-entry transfer of Shares held in book-entry form through the Book-Entry Transfer Facility, an Agent’s Message (as defined in Section 2 – “Acceptance for Payment and Payment for Shares” – of the Offer to Purchase), and (c) any other documents required by the Letter of Transmittal for Shares.

Tenders of Shares made pursuant to the Offer may be validly withdrawn at any time prior to the Expiration Time, and are otherwise irrevocable. However, if we have not made payment for your Shares by May 12,

2012, you may withdraw them at any time until payment is made. A withdrawal of a share of Common Stock will also constitute a withdrawal of any associated Right. Rights may not be withdrawn unless the associated shares of Common Stock are also withdrawn. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If certificates for shares of Common Stock (and, if issued, certificates representing Rights) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” – of the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility or at Registrar and Transfer Company, as applicable, to be credited with the withdrawn Shares and must otherwise comply with the applicable facility’s procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Offeror. None of Parent, the Offeror, K-9 Investors, L.P., Apollo Management VII, L.P., the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification. Withdrawals of tenders of Shares may not be rescinded, and Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, validly withdrawn Shares may be retendered by again following the procedures described in the Offer to Purchase, at any time prior to the Expiration Time or during any subsequent offering period if one is provided (except that Shares may not be retendered using the procedures for guaranteed delivery during any subsequent offering period).

The Company has provided to the Offeror its list of stockholders and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of shares of Common Stock. The Offer to Purchase, the related Letter of Transmittal for Shares and other related materials are being mailed to record holders of shares of Common Stock and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of Common Stock. The Company, on behalf of the Offeror, will also distribute a Letter of Transmittal for Restricted Shares to holders of Restricted Shares.

The receipt by a stockholder of the Company of cash for Shares or shares of Common Stock pursuant to the Offer and the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, for U.S. federal income tax purposes, a U.S. stockholder tendering Shares in the Offer or exchanging shares of Common Stock in the Merger will recognize gain or loss equal to the difference between the amount of cash received by the stockholder in the Offer or the Merger and the stockholder’s adjusted tax basis in the Shares or shares of Common Stock tendered in the Offer or converted into cash pursuant to the Merger. If Shares or shares of Common Stock that are tendered or exchanged were held by a U.S. stockholder as capital assets, gain or loss recognized by such stockholder will be capital gain or loss, which will be long-term capital gain or loss if such stockholder’s holding period for such Shares or shares of Common Stock exceeds one year. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see Section 5 – “Certain United States Federal Income Tax Consequences” – of the Offer to Purchase. Each holder of shares of Common Stock should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a United States holder or a non-United States holder, as well as any tax consequences that may arise under the laws of any federal, state, local, foreign or other taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal for Shares and Letter of Transmittal for Restricted Shares, if applicable, contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, a Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at the address and telephone number set forth below and will be furnished promptly at the Offeror’s expense. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer. The Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

299 Park Avenue

New York, NY 10171-0026

Banks and Brokers Call Collect: (212) 821-6071

All Others Please Call Toll-Free: (855) 565-0223

Date: March 13, 2012

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